SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 26, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Traded Company
Corporate Taxpayer Registration CNPJ/MF 02.570.688/0001 -70
Board of Trade 53 3 0000581 8

Extract of the Minutes of the Board of Directors’ Meeting,
Held on April 25, 2007

On the 25th of April, 2007, at 10:00 a.m., in Brasil Telecom Participações S.A.’s headquarters, in the city of Brasília, Federal District, at SIA SUL – ASP, Lote “D”, Bloco “B”, the following members of Brasil Telecom Participações S.A.’s (“Company”) Board of Directors met: Messrs. Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Kevin Michael Altit, Elemér André Suranyi, José Luiz Guimarães Junior and Ricardo Ferraz Torres, having deliberated unanimously, about the following matters:

(i) election, as statutory director, replacing Mr. Charles Laganá Putz, to complete the remaining term, Mr. Paulo Narcélio Simões do Amaral, Brazilian, married, economist, bearer of the ID number 05798805-7, issued by IFP/RJ and registered under CPF/MF 790.422.877 -72, with address in the city of Brasília, Federal District, at SIA SUL ASP Lote D Bloco B, was elected as Chief Financial Officer and Investor Relations Officer.

(ii) the proposal by the Company’s management to pay Interest on Shareholders’ Equity and dividends related to the fiscal year of 2006 was approved and set to May 31, 2007.

Brasília, April 25, 2007.

Darwin Corrêa

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões do Amaral
Name: Paulo Narcélio Simões do Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.